COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2007 APR -3 A 9:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022077

March 22, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the text of three recent press releases with respect to (i) the agreement to sell Commerzbank's United Kingdom asset management subsidiary, Jupiter, to a management group led by TA Associates, (ii) Commerzbank's announced intention to acquire the remaining minority interests of its Eurohypo subsidiary, and (iii) the announcement today by Standard & Poor's upgrading Commerzbank's long-term and short-term counterparty credit ratings one level. These items are also published on Commerzbank's website and they may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Ashley Cole
Assistant Vice President

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
APR 09 2007
THOMSON FINANCIAL

COMMERZBANK
– Investor Relations –

22nd March, 2007

INVESTOR RELATIONS INFORMATION

Statement by Klaus-Peter Müller, Chairman of the Board of Managing Directors concerning the upgrade in Commerzbank's ratings by S&P

S&P has announced today, that the rating of Commerzbank AG has been upgraded from A- to A. In parallel the ratings for subordinated as well as short term debt were also taken up by one notch.

Klaus-Peter Müller, Chairman of the Board of Managing Directors, commented on the upgrading as follows: "I take the improved ratings as confirmation of the great progress we have made in our profitability and as recognition of the successful integration of Eurohypo into the Commerzbank Group as well as for our growth strategy. At the same time I see the decision as a challenge to consistently continue along the path we have taken and to reach the earnings targets we have set ourselves for the medium term".

Responsibility: Commerzbank Aktiengesellschaft
Group Communications - IR -
60261 Frankfurt am Main
Tel. +49 (69) 1 36-2 23 38
Fax +49 (69) 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

COMMERZBANK

– Investor Relations –

21st March, 2007

INVESTOR RELATIONS INFORMATION

Commerzbank: Controlling agreement and squeeze out at Eurohypo bring advantages for both institutes

Commerzbank has announced today, that at the next Annual General Meeting of its subsidiary Eurohypo a resolution concerning a squeeze out is to be brought about. Such a step would be advantageous for both banks and would create the necessary transparency on the capital markets as well as clarity for the shareholders in the free float.

Klaus-Peter Müller, Chairman of the Board of Managing Directors of Commerzbank, gives the following reasons for the decision: "Such a resolution opens up the necessary strategic and operative options as well as greater flexibility for a continued successful development at Eurohypo. It goes without saying that Eurohypo remains a legally independent unit with its own brand name. There will be no alterations to this proven structure."

The squeeze out is to be seen in close conjunction with the conclusion of the also planned controlling and profit transfer agreement. The Annual General Meeting has to decide on both measures and an appraisal report has to be prepared in each case. If these measures are not combined, a new appraisal report would have to be drawn up in case of a squeeze out at a later stage.

Responsibility: Commerzbank Aktiengesellschaft
Corporate Communication - IR -
60261 Frankfurt am Main

Tel. +49 (69) 1 36-2 23 38
Fax +49 (69) 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

COMMERZBANK
– Investor Relations –

20th March, 2007

INVESTOR RELATIONS INFORMATION

Commerzbank agrees to sell Jupiter to its management and TA Associates

Commerzbank has today announced that it has reached agreement with Jupiter's management over the sale of its UK asset management subsidiary, Jupiter. This agreement is in line with Commerzbank's stated strategy and permits the bank to focus its Asset Management businesses on its core German market.

As a result of the agreement, Jupiter's senior management will complete a management buyout of the firm by July 2007, supported by TA Associates, a leading buyout and private equity firm, at a sale price exceeding 1 billion Euros (£740 million). The transaction is subject to regulatory approval, and will lead to an extraordinary capital gain for Commerzbank in the region of 300 million Euros.

Achim Kassow, Member of the Board of Commerzbank AG and responsible for its Private Client and Asset Management business, expressed his satisfaction with the transaction saying: "The sale of Jupiter demonstrates Commerzbank's continued delivery against its strategy to focus on its core markets. Following a thorough and detailed review of all the options, we concluded that a management buyout was the best possible option for all parties."

Edward Bonham Carter, Jupiter's Joint Group Chief Executive, said: "Jupiter has thrived under Commerzbank's ownership. As an independently-managed entity we have, with the Bank's support, been able to build Jupiter into one of the most respected brand names in UK asset management. Partnering with TA Associates, who have considerable experience in the asset management sector, now creates the right structure for the next stage of our growth. Jupiter's senior management has committed significant personal assets to take joint ownership of the business with TA, with employees also participating in equity ownership. This creates an unparalleled degree of certainty for our clients during the coming years as we seek to extend our share of existing, and new, markets."

Michael A.R. Wilson, Managing Director at TA Associates, said: "We have known the Jupiter team for several years and have long admired the company as one of the most successful fund management groups in the UK. This is TA's tenth investment in the global asset management sector and we are delighted to be backing Edward and his team to build further value in Jupiter."

Jupiter has £19.2bn under management in unit trusts, investment trusts, hedge funds, pensions and private client portfolios. The company employs more than 450 staff in its London and Kent offices.

Responsibility: Commerzbank Aktiengesellschaft
Corporate Communication - IR -
60261 Frankfurt am Main

Tel. +49 (69) 1 36-2 23 38
Fax +49 (69) 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

END